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                          August 10, 2023

       Ping Rawson
       Chief Financial Officer
       Dyadic International, Inc.
       140 Intracoastal Pointe Drive, Suite 404
       Jupiter, Florida 33477

                                                        Re: Dyadic
International, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 9,
2023
                                                            File No. 333-273829

       Dear Ping Rawson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Kimberly C. Petillo-D
cossard, Esq.